LGX Energy Corp.

6 1/2 N. 2nd Ave., Suite 201

Walla Walla, WA 99362

July 11, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: LGX Energy Corp.

Amendment No. 3 to Offering Statement on Form 1-A

Filed June 26, 2023

Amendment No. 4 to Offering Statement on Form 1-A

Filed July 3, 2023

File No. 024-12189

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 6, 2023 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 3 to its Offering Statement on Form 1-A submitted June 26, 2023 (File No. 024-12189) and the Company’s Amendment No. 4 to its Offering Statement on Form 1-A submitted July 3, 2023 (File No. 024-12189) (collectively, the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 3 to Form 1-A

Business

Natural Gas and Oil Reserves

Reserve Estimates, page 34

1.	We have read your response to prior comment 5 but reissue our comment as we are unable to locate cautionary language clarifying that your estimates of probable reserves and cash flows have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves. Refer to the requirements in Item 1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

Response: In response to the Staff’s comments, the Company has revised its disclosure to include cautionary language clarifying that our estimates of probable reserves and cash flows have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves.

2.	We have read your response to prior comment 7 but reissue our comment in part as we are unable to locate disclosure on page 35 stating your future cash flows include the costs to abandon your proved and probable properties. Please expand the discussion in footnote (1) or elsewhere on page 35 to include this clarification.

Response: In response to the Staff’s comments, the Company has revised its disclosure to state that our future cash flows include the costs to abandon our proved and probable properties.

Reserve Estimation Process, Controls and Technologies, page 35

3.

We have read your response to prior comment 11 but reissue our comment as we are unable to locate a discussion of the internal controls used by your management in your reserves estimation effort. Please refer to the last paragraph on page 35 of Amendment No. 1 that clarifies the steps used, including a review of the property interests being appraised, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, geosciences and engineering data, and other information and the review by your President and the board to assure the reasonableness of the results obtained. For further guidance, please refer to Item 1202(a)(7) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure of the internal controls used by our management in the preparation of our reserves estimation effort.

Notes to Financial Statements

Note 10-Supplemental Information on Oil Operations

Standardized Measure, page F-25

4.

We have reviewed your expanded disclosure in response to prior comment 12 but reissue our comment in part as we are unable to locate your disclosure of a reconciliation of the changes that occurred in the standardized measure of discounted cash flows for the period inception to April 30, 2022. Please refer to FASB ASC 932-235-50-35 and Example 6 in FASB ASC 932-235-55-7.

Response: In response to the Staff’s comments, the Company has revised its disclosure within Note 10-Supplemental Information on Oil Operations to reconcile the changes that occurred in the standardized measure of discounted cash flows for the period inception to April 30, 2022.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (509) 460-2518.

Sincerely,

/s/ Howard Crosby
Howard Crosby
Chief Executive Officer